Exhibit 99.1
FORWARD-LOOKING STATEMENTS
     This exhibit contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “should,” “expects,” “anticipates,” “intends,” “projects,” “predicts,” “plans,” “believes,” “seeks” and “estimates” and variations of these words and similar expressions. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Forward-looking statements include statements regarding, among other matters:
•	our goals and strategies;

•	our future business development, financial condition and results of operations, including our unaudited operating results for the year ended December 31, 2009;

•	the projected growth of the medical device industry in China and internationally;

•	the effects of the current global economic crisis and global macroeconomic conditions on our business;

•	the effects of our acquisition of and integration of Datascope’s patient monitoring device business;

•	our expansion plans;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities in Shenzhen, and our research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch new products in the future;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.
     We caution you that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual results, performance or achievements or the industry to differ materially from our future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. We urge you to carefully review the disclosures we make concerning risks and other factors that may affect our business and operating results, and as such risk factors may be updated in subsequent SEC filings, as well as our reports filed with the SEC. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this exhibit. We do not intend, and we undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law to do so.

RISK FACTORS
     The risks described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below and any such additional risks could materially adversely affect our business, financial condition or results of operations.
Risks Relating to Our Business and Industry
The audit of our financial information as of and for the year ended December 31, 2009 has not been completed and the financial information disclosed in this exhibit for such period is subject to adjustment. Our actual financial results may materially differ from our current expectations.
     We present certain financial information as of and for the year ended December 31, 2009 in this exhibit. Our financial statements as of and for the year ended December 31, 2009 are not yet available, and our audit of this financial information has not been completed and remains subject to adjustments. Adjustments made during the finalization of our audit could cause our financial results to materially differ from our current expectations, which could cause the market price of our ADSs to decline.
We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.
     The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. Commercialization of any new product requires relevant government approval, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effects of declining average sales prices with sales volume increases and manufacturing cost reductions, we may be unable to continue doing so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.
     Our success in developing and commercializing new products is determined by our ability to:
•	accurately assess technology trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	effectively manage our brands;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively; and

•	effectively integrate customer feedback into our research and development planning.
We maintain direct operations in the United States and Europe that is costly and the maintenance of which could have a material adverse effect on our business.
We maintain direct operations in the United States and Europe and rely on direct sales for a significant portion of our revenues from these areas. Maintaining a direct sales force is costly. We typically provide our direct operations personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. Maintaining these direct operations is costly and the maintenance of which could have a material adverse effect on our business.
Maintaining a direct sales force and independent distribution network in the United States and Europe could result in potential sales conflicts that would negatively impact our revenue and results of operations.
     Prior to our acquisition of Datascope’s patient monitoring device business, we maintained independent distributor relationships in the United States and Europe. With the addition of a direct sales force in these areas, we are currently directly selling Datascope-branded products, Mindray-branded ultrasound systems and DPM-branded patient monitoring devices. This creates the potential for conflict between our independent distributors and direct sales force. If our independent distributors and direct sales force compete with each other, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force.
We depend on distributors for a substantial portion of our revenues and a significant portion of our revenue growth. Failure to maintain relationships with our distributors would materially and adversely affect our business.
     We depended on distributors for a substantial portion of our revenues. We typically do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.
We may be unable to effectively structure and manage our distribution network, and our business, prospects and brand may be materially and adversely affected by actions taken by our distributors.
We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, some of which we have previously experienced, any of which could have a material adverse effect on our business, prospects and brand:
•	sell products that compete with our products that they have contracted to sell for us;

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products; or

•	fail to provide proper training, repair and service to our end-users.
Furthermore, our distributors may focus selling efforts only on those products that provide them with the largest margins at the expense of products that offer them smaller margins.
     Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or FCPA. In particular, we may be held liable for actions taken by our distributors even though almost all of our distributors are non-U.S. companies that are not subject to the FCPA. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.
We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.
     Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. Future acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of acquired businesses could have an adverse effect on the ability to effectively manage our business.
International expansion may be costly, time-consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.
     Our success significantly depends upon our ability to expand in our existing international markets and enter into new international markets. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend more on marketing and promotion than we do in our existing markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our profitability and prospects would be materially and adversely affected.
     We are exposed to other risks associated with international operations, including:
•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	increased risk of exposure to terrorist activities;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.
Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our revenues.
In recent years, consolidation among health care providers and the formation of purchasing groups has imposed pricing pressures. Our success in areas of health care provider consolidation and where purchasing organizations have been formed depends partly on our ability to enter into contracts with group purchasing organizations and integrated health networks. If we are unable to enter into contracts with group purchasing organizations and integrated health networks on satisfactory terms or at all, our revenues would be adversely affected.
We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, to manage our business and operations, and on our other key senior management for the operation of our business. If we lose the services of any key senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople.

     Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation in connection with our initial public offering, some of which is still subject to vesting. We additionally awarded one-time retention bonuses in connection with our acquisition of Datascope’s patient monitoring device business, which will be paid out subject to certain minimum employment conditions. Such retention awards may cease to be effective to retain our current employees once the shares are vested and bonus amounts are paid out. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.
Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.
     The medical device market is highly competitive, and we expect competition to intensify. In particular, competition in the government tender arena has continued to intensify in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors also vary significantly according to business segments. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have local operations in the markets in which we sell our products who may have lower cost structures, domestic support, or local protect through tariff and non-tariff barriers. In the U.S., where we compete with a direct sales force and services team, we face competition from companies that have or may have:
•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	capability to offer vendor financing or leasing arrangements;

•	stronger brand recognition; and

•	larger sales and distribution networks.
     As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

     Moreover, some of our competitors based outside China have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage. In other emerging markets, we have also seen larger competitors setting up sizable local businesses or acquiring local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure.
     In addition, we believe that corrupt practices in the medical device industry in China and certain emerging markets still occur. To increase sales, certain manufacturers or distributors of medical devices may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policy prohibits these practices by our direct sales personnel and our distribution agreements require our distributors to comply with applicable law. As a result, as competition intensifies in the medical device industry in these markets, we may lose sales, customers or contracts to competitors.
If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.
     Our distributors typically order our products on a purchase order basis. We project demand for our products based on rolling projections from our distributors, our understanding of anticipated hospital procurement spending, and distributor inventory levels. Lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers, however, make it difficult for us to forecast future demand accurately.
     Our projections of market demand for our products in countries where we lack a direct sales force are generally less reliable than in countries where we do have a direct sales force because we have less information available on which to base our projections. Specifically, we do not have consistently reliable information regarding international distributor inventory levels in these markets, and we sometimes lack extensive knowledge of local market conditions or about distributor purchasing patterns, preferences, or cycles. Furthermore, because shipping finished products to international distributors typically takes longer than shipping to domestic distributors, inaccurate demand projections can result more quickly in unmet demand. We additionally may have unpredictably large tender sales orders for which we may have insufficient inventory to fill along with the additional orders in our pipeline.
     If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to manage our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. Our underestimation of demand in early 2009, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.
     We currently principally rely on three manufacturing, assembly and storage facilities for our products and are developing two additional facilities. Any disruption to our current manufacturing facilities or in the development of these new facilities could reduce or restrict our sales and harm our reputation.

     We manufacture, assemble and store a substantial majority of our products, as well as conduct some of our research and development activities at our two facilities located in Shenzhen, China. We also manufacture, assemble and store a significant number of products at our Mahwah, New Jersey facility. We conduct some of our primary research and development activities at our headquarters. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.
     We are developing a new research and development center adjacent to our headquarters in Shenzhen. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate to this facility. Moreover, we may not realize its anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.
We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we rely on single source suppliers to provide approximately 36% by value of our raw materials and components, primarily for proprietary integrated circuits for products across our business segments. No single source supplier accounted for more than 5% of our total supply purchases in 2009. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. This could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.
Failure to successfully manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.
     Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:
•	continued enhancement of our research and development capabilities;

•	hiring and training of new personnel;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems; and

•	increased marketing, sales and sales support activities.
     If we are unable to successfully manage our growth, our business and prospects would be materially and adversely affected.
We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

     For us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and internationally.
     We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.
The global economic downturn adversely affected, and could continue adversely affecting, our business and could materially affect our, financial condition and results of operations.
     We experienced a global economic downturn affecting all areas of business, including health care. Disruptions in orderly financial markets resulting from, among other factors, diminished liquidity and credit availability plus volatile valuations of securities and other investments caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase.
     We are unable to predict global economic conditions. The economic downturn adversely affected and could continue adversely affecting our business in several ways, including:
•	Reduced demand for our products. Customers may adopt a strategy of deferring purchases to upgrade existing equipment or deploy new equipment until later periods when visibility of their cash flows becomes more assured. In addition, customers who must finance their capital expenditures through various forms of debt may find financing unavailable to them.

•	Increased pricing pressure and lower margins. Our competitors include several global enterprises with relatively greater size in terms of revenues, working capital, financial resources and number of employees, and some of our end-users are healthcare service providers who are typically owned, controlled, or sponsored by governments. Competition for available sales may become more intense, which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which may thereby cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, has exposed and could continue to expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•	Greater difficulty in obtaining supplies, components and related services. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•	Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2010 and beyond.
     The economic downturn has been particularly focused on the U.S. and Europe, which we believe has affected medical product purchasing in these regions. The economic downturn could continue adversely affecting our business and could materially affect our financial condition and results of operations.
We depend on information technology, or IT, to support our business operations, the failure of which would materially and adversely affect our business, results of operations and prospects.
     We are currently in the process of implementing an SAP ERP system to replace the existing system of our U.S. and European operations. When we acquired the patient monitoring device business of Datascope, it shared many hardware and software resources with the business of Datascope that we did not acquire and was subsequently acquired by another company. This shared architecture significantly complicates the task of migrating hardware and software to a standalone IT system. The migration may lead to unforeseen complications and expenses, and our failure to efficiently migrate the IT system could substantially disrupt our business. Once the migration is complete, we intend to build a single, globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integration is complicated by broad geographies, differing languages and business models between historic Mindray and our acquired operations. Our failure to successfully integrate our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.
The lessors of some of our leased properties may have lacked authority to enter into the leases. If we are forced to vacate these premises, it could materially disrupt our operations.
     Shenzhen Mindray and Nanjing Mindray lease some real properties for manufacturing purposes. The lessors failed to provide us with the ownership certificates for the leased properties. If the lessors entering into the lease agreements with Shenzhen Mindray and Nanjing Mindray are not the de facto owners of the leased properties and lacked the authority to enter into these lease agreements, the validity of these lease agreements may be contested and we may be forced to vacate these premises, which could materially disrupt our operations.
If we fail to protect our intellectual property rights, it could harm our business and competitive position.
     We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have patents and patent applications pending in China covering various products and aspects of our products. We have patents and have also filed patent applications in the U.S. and Europe, which cover some of the more commercially significant aspects of our products and technologies.
     Due to the different regulatory bodies and varying requirements in the U.S., China and elsewhere, we may be unable to obtain patent protection for certain aspects of our products or technologies in either or both of these countries. The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.
     We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our China-based employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.
     Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.
We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.
     Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property or other claims by third parties. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the U.S. or Europe. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:
•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.
     We regard our brand names as critical to our success. Unauthorized use of our brand names by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization. In the past, we have experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.
If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.
     The sale and marketing of the medical device products we offer in China are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the United States FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, personnel and policy changes at SFDA has slowed the approval process and delayed some of our planned product launches in 2008. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
     Our main products are medical devices used in the diagnosis and monitoring of patients, exposing us to potential product liability claims if their use causes or results in, or is alleged to have caused or resulted in, in each case either directly or indirectly, personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We maintain limited product liability insurance to cover potential product liability arising from the use of our products. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to maintain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.
     Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. If authorities in the countries where we sell our products decide that these products failed to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.
Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.
     Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher, revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:
•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to yearend supplier pricing renegotiation;

•	changes in the industry operating environment; and

•	changes in government policies or regulations, including new product approval procedures, or their enforcement.

     Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.
Fluctuations in exchange rates could result in foreign currency exchange losses.
     As of December 31, 2009, our cash and cash equivalents were denominated in Renminbi, U.S. dollars, euros and the British pound. In 2007, we began requiring payment in euros from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the U.S. dollar, the euro and the pound affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi, euro and the pound relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar, the euro or the pound in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar, the euro or the pound. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. While we may decide to enter into Renminbi hedging transactions, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. While we may enter into hedging transactions in an effort to reduce our exposure to other foreign currency exchange risks, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.
Our revenues and profitability could be materially and adversely affected if there is a disruption in our existing arrangements with our original design manufacturing and original equipment manufacturing customers.
     In 2008 and 2009, ODM and OEM customers together accounted for 1.1% and 0.9%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take more than one year. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.
     If we experience a significant number of warranty claims, our costs could substantially increase and our reputation and brand could suffer.
     We typically sell our products against technical defects with warranty terms covering 12 to 24 months after purchase. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our products.
Our corporate actions are substantially controlled by our principal shareholders. Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that our shareholders may view as beneficial.
     Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.
     As of January 29, 2010, three of our shareholders and their affiliated entities owned approximately 27.5% of our outstanding ordinary shares, representing approximately 65.1% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.
Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.
     Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
     For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preferred shares, the trading price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.
     Certain actions require the approval of at least two-thirds of our board of directors present at the relevant board meeting which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, which could be in the interest of our shareholders.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.
Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.
We will be classified as a PFIC in any taxable year if either: (1) at least 50% of the value of our assets, based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce passive income or are held for the production of passive income or (2) at least 75% of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC if the value of our outstanding ordinary shares and ADSs were to decrease significantly while we hold substantial cash and cash equivalents.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2010 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.
We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.
     The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. Some of these independent non-U.S. distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, and we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. Economic Sanctions Laws.
     Moreover, if a U.S. distributor or one of our United States subsidiaries, Mindray USA Corp. or Mindray DS USA Inc., conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.
We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
     We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2008, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
     Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
Risks Related To Doing Business In China
Changes in China’s economic, political and social condition could adversely affect our financial condition and results of operations.
     We conduct a much of our business operations in China and derived over 45% of our 2009 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Shenzhen Mindray and Nanjiang Mindray, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.
Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.
     In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.
     The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. In addition, the SAFE regulation required subsequent change registration for any change of shareholder structure of offshore companies held by PRC residents. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, including the change registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
     We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, including the change registration, as required under this regulation for our initial public offering in September 2006 and our secondary offering in February 2007. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.
We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray and Nanjing Mindray only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations.
     Under PRC laws and regulations, Shenzhen Mindray, Nanjing Mindray and Beijing Mindray are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2009, the amount of these restricted portions of Shenzhen Mindray was approximately RMB525 million. As a result of these PRC laws and regulations, Shenzhen Mindray and Nanjing Mindray are restricted in their abilities to transfer a portion of their respective net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray and Nanjing Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
     A significant portion of our revenues and a majority of our operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Shenzhen Mindray and Nanjing Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies. Since a significant portion of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of China denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect the ability of Shenzhen Mindray and Nanjing Mindray to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.
     The China Enterprise Income Tax Law, or the New EIT Law, and its implementing rules became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under the previous tax law. Shenzhen Mindray and Beijing Mindray are FIEs. The New EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. The published qualification criteria are more difficult to meet than those prescribed by the old tax rules under which we had been granted preferential treatment. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification for New and Hi-Tech Enterprise Status for calendar year 2010 and beyond will be subject to annual evaluation by the relevant government authority in China. In addition, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Shenzhen Mindray and Beijing Mindray may not continue to qualify as New and Hi-Tech Enterprises under the New EIT Law, or local tax authorities may change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.
     Shenzhen Mindray was also recently awarded “Nationwide Key Software Enterprise” status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2009 calendar year. We anticipate this status will reduce our overall 2009 income taxes by approximately $8.6 million, which we will record in the first quarter of 2010. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government anthority in China. Shenzhen Mindray may not be granted this status for 2010 or in any future year.
     Under the phase-out rules of New EIT Law, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the taxable years of 2008 to 2010.
     Another PRC subsidiary, Nanjing Mindray, was entitled to an EIT exemption for two years from 2008 to 2009 and is currently entitled to a 50% tax reduction from 2010 to 2012.

     Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. The amount of VAT refunds included in revenue in 2008 and 2009 was $21.8 million and $24.8 million, respectively. This VAT refund policy is scheduled to end on December 31, 2010. If the PRC tax authority does not issue a new preferential treatment for the software and integrated circuit industries for the refund of VAT after December 31, 2010, it could significantly reduce or eliminate our prefrential tax treatment.
     Any increase in the EIT rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries and affiliated entity could adversely affect our business, operating results and financial condition.
     We may be classified as a “resident enterprise” for PRC enterprise income tax purposes. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
     The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights.
     If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income. Second, although under the New EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax as described below. This could have the effect of increasing our and our shareholders’ effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

     Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
     Under the New EIT Law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC withholding income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC withholding income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for PRC enterprise income tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is a holding company, and the capital gain derived by our overseas shareholders or ADS holders from the share transfer is deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a individual income tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the new New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.
We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.
     The PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

RECENT DEVELOPMENTS
     On March 1, 2010, we announced selected unaudited financial results as of and for the year ended December 31, 2009. In addition to our selected 2009 unaudited financial results, the discussion below includes information relevant to the understanding of our financial condition and results of operation as well as certain operating results for 2007 and 2008. You should read the following discussion together with the prior period financial statements and related notes filed with our Annual Report on Form 20-F for the year ended December 31, 2009, and filed on Form 6-K on March 3, 2010.
     The audit of our financial information as of and for the year ended December 31, 2009 has not been completed. Therefore, this information is subject to adjustments based upon, among other things, the finalization of our year-end closing, annual audit and reporting processes. Given the preliminary nature of this information, our actual financial results may materially differ from our current expectations. This discussion also includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” of this exhibit for a discussion of important factors that could cause our actual results and the timing of selected events to differ materially from those described in or implied by these forward-looking statements.
     For additional information regarding the various risks and uncertainties inherent in such estimates, see “Risk Factors—Risks Relating to Our Business and Industry—The audit of our financial information as of and for the year ended December 31, 2009 has not been completed and the financial information disclosed in this exhibit for such period is subject to adjustments. Our actual financial results may materially differ from our current expectations,” and “Forward-Looking Statements.”
Overview
     We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distributor and direct sales networks, we supply internationally a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems. We currently offer over 70 products across these three segments.
     Our overall net revenues increased from $294.3 million in 2007 to $547.5 million in 2008 and to $634.2 million in 2009. Our net income increased from $78.0 million in 2007 to $108.7 million in 2008 and to $139.2 million in 2009. These increases reflect both organic growth and the Datascope acquisition.
     Geographically, our net revenues outside of China increased from $148.8 million in 2007 to $313.0 million in 2008, or from 50.6% to 57.2% of our total net revenues. This increase primarily reflects the increased international penetration resulting from new direct operations provided by the Datascope acquisition, and expanded and new indirect operations. Net revenues outside of China also increased as a result of the positive impact of new and enhanced product introductions. Our net revenues generated outside China increased from $313.0 million in 2008 to $341.6 million in 2009, representing a decrease as a percentage of total net revenues from 57.2% to 53.9%. The increase in dollar terms primarily reflects a full year of net revenues contribution from the Datascope acquisition. The decrease in percentage terms reflects the global economic downturn, which was generally felt more strongly outside of China.
     We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,200 sales and sales support personnel as of December 31, 2009. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. While we intend to continue selling our products in China primarily to distributors, we are also seeking to expand our geographic coverage and build brand recognition by establishing direct sales channels and increasing marketing activities.
     Outside of China, we sell our products through more than 1,500 third-party distributors and our sales force of approximately 150 based in the U.S., the United Kingdom, and France as of December 31, 2009. We intend to continue investing in international sales channels, including the localization of sales staff in international offices. We believe that the localization of sales staff in international offices improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products.

     We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2007, 2008, and 2009. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2009, we had more than 1,400 engineers in multiple research and development centers in both China and the U.S. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.
Pricing
     We sell our products both through our direct sales force and to distributors. In markets where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Where we rely on direct sales, we price our products based primarily on market conditions. We believe that we offer products with a more favorable ratio of functionality to cost than our competitors.
     The average selling prices of our products typically decrease over time due to natural price erosion. With the current global economic downturn, we are facing more pricing pressures, which we anticipate will continue in the near term. In China and other developing markets, we anticipate average selling price declines generally in line with our prior experiences. However, we face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. Furthermore, our China sales include government tender sales, which tend to have higher sales volumes but lower average selling prices.
     Currency fluctuations have not had a material impact on our pricing.
Revenues
     Our customer base is widely dispersed on a geographic basis, with sales into more than 160 countries. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) the growing private market for healthcare, driven by increasing wealth; (ii) the increasing availability of health insurance; and (iii) anticipated increases in government healthcare spending, particularly that directed at county-level hospitals. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market.
     For our sales in China, we present revenues net of value-added tax, or VAT. VAT represents the amount we collect from our customers at 17% offset by the VAT refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices. In September 2008, pursuant to Cai Shui 2008 No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we were able to receive a VAT refund for sales of our embedded software on a retroactive basis. As we did not have prior experience in claiming the VAT refund under Cai Shui 2008 No. 92, the refund relating to sales of our embedded software during the period from January 2006 to June 2008 was only included in our net revenues when the refund claims had been approved by the PRC State Administration of Taxation in 2008. The refund relating to the sales of our embedded software during the period from July 2008 to December 2008, which was approved by the PRC State Administration of Taxation in the first quarter 2009, was included in our 2009 net revenues. Subsequently, we recognized the refund due from sales of our embedded software in 2009 on an as-accrued basis. Based on current PRC regulations, this refund will be available until the end of 2010. The PRC government may or may not choose to renew such policy. The amount of the VAT refund included in revenues was $nil, $21.8 million, and $24.8 million for the years ended December 31, 2007, 2008 and 2009, respectively.
     In recent years, due to our expanding market presence outside China, our net revenues from outside China, particularly in Europe and North America, increased as a percentage of our total net revenues. However, due in large part to the global economic downturn, currency fluctuations and uncertainty surrounding potential United States healthcare reforms, this trend reversed in 2009, and we believe in the near term that our net revenues from sales to the North American and European markets will grow more slowly than our total net revenues growth rate. However, we anticipate significant revenue growth in other developing markets, particularly Asia Pacific, Latin and South America, and Africa.

     Our customer base is also widely dispersed on a net revenues basis. In each of 2007, 2008 and 2009, no single customer accounted for more than 3.0% of our total net revenues.
     We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 43.9%, 24.5% and 25.6% of our total net revenues in 2009, respectively. We also have a business segment called “others” which includes primarily services revenues and occasional revenues from contract research and development projects and other non-recurring revenue.
     Patient Monitoring and Life Support Products. We derive revenues for our patient monitoring and life support products segment from the sale of patient monitors and other life support and related products. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within and outside China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our short-term product pipeline. Because this is our most developed product segment with relatively larger market share, we anticipate that this segment will grow less quickly than our other two product segments.
     In-Vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic products segment from diagnostic laboratory instruments and related reagents sales. Our current in-vitro diagnostic products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We anticipate continued in-vitro diagnostic product revenue growth as we further penetrate this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in both of these categories. Consumable liquid reagents must be used each time an analysis is performed, generating a recurring revenue stream. Diagnostic laboratory reagent sales accounted for 19.9% of the segment’s 2009 net revenues, up from 15.3% in 2008. We expect reagent sales to increase in real and percentage terms as we build a sufficient concentration in our installed base of analyzers, coupled with more effective marketing methods for our reagents.
     Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products and related accessories. We anticipate that, on a percentage basis, net revenues in our medical imaging systems segment in the near term will grow more quickly than total net revenues, as we introduce higher-end products with increased functionality, such as our DC-7 and forthcoming M-7 models, and further penetrate the medical imaging systems market.
     Others. We derive revenues for our others segment from after-sales services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our others segment may not follow the same growth rate as our primary segments. Our others segment accounted for 6.0% of our total net revenue in 2009.
     Our ability to increase our revenues depends in large part on our ability to increase the market penetration of our existing products and successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.
     In any period, several factors will impact our net revenues, including:
•	global economic conditions;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new and potentially increased competition;

•	new product introductions by us and our competitors;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	exchange rate fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit for our customers;

•	the continued availability of VAT refunds;

•	sales seasonality;

•	key governments and major group purchasing organizations tender criteria changes, policy changes, review process changes, and execution timing changes;

•	government tax policy changes such as China VAT software refund policy;

•	healthcare-related policies that could lead to curtailed capital investments, particularly in China and the United States; and

•	regulatory actions, such as those approving or denying products or product lines.
     For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see “Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.”
Cost of Revenues
     Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs and provisional costs of warranty-based maintenance, repair services, and the cost of providing sales incentives.
     Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, and our pricing strategies in different markets. See “— Comparison of Years Ended December 31, 2008, and December 31, 2009 — Gross Profit and Gross Margin” and “— Comparison of Years Ended December 31, 2007 and December 31, 2008 — Gross Profit and Gross Margin.”
     Enhanced products. When we introduce a new product that improves upon an existing product, our cost of revenues is typically lower than for existing products in that category, as we take advantage of previously achieved manufacturing efficiencies from the outset.
     New product types and lines. Cost of revenues tends to be higher for new product types or lines. Therefore, when we introduce a greater than average number of new product types or lines, our cost of revenues as a percentage of net revenues tends to be higher. This is due primarily to start-up costs and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. Furthermore, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.
     Over time, production costs for our products typically decrease due to our:
          • leveraging our understanding of component performance by identifying more suitable and cost-effective components;
          • standardizing components across product models and product lines;
          • seeking to use adaptable and cost-effective software instead of hardware where possible; and
          • actively managing our supply chain.
     We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture a significant portion of our products in China. Furthermore, we continually seek to improve cost of revenues by:

•	leveraging our research and development capacities to improve manufacturing efficiencies and product design, thereby reducing production costs;

•	vertically integrating our manufacturing operations and realigning manufacturing facilities, allowing us to increasingly produce product components in-house;

•	strategically moving to China component and raw material production and product assembly for our U.S. operations;

•	generating economies of scale through increased purchase volumes and using more common resources across product lines; and

•	realigning our employees to leverage their core competencies and to reduce redundancies.
     Historically, these efforts have typically enabled us to reduce our per unit cost of revenues on a year-over-year basis. These positive effects have helped us maintain or improve gross margins while facing pricing pressures, wage increases in China, and higher raw materials costs. We believe we will continue facing each of these issues going forward.
Gross Profit and Gross Margin
     Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2007 and 2009, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, in 2009 we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.
     Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues, new product introductions and product mix.
     As anticipated, gross margins were negatively impacted in 2008 by existing products from the Datascope acquisition, as these products had overall lower gross margins than our existing products. Our ability to re-engineer the Datascope product line has significantly improved our overall gross margin in that territory. Over time, we expect to continue replacing or reengineering our products to further improve gross margins in this area.
Operating Expenses
     Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.
Selling Expenses
     Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, contracted repair and maintenance services, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.
     In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to expand our coverage and build brand recognition by establishing direct sales channels and increasing marketing activities, which may increase our selling expenses.
     We expect that certain components of our selling expenses as a percentage of total net revenues will increase as we invest in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.

General and Administrative Expenses
     General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, we anticipate that general and administrative expenses will stabilize or even decline as a percentage of net revenues.
Research and Development Expenses
     Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing, and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs. We are committed to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We therefore intend to continue investing approximately 10% of our net revenues in research and development efforts.
Realignment Costs- Post Acquisition
     Realignment costs-post acquisition, are primarily personnel-related costs associated with a strategic realignment of various business functions as part of our integration process after the Datascope acquisition. This realignment includes the migration of some manufacturing and assembly from Mahwah to Shenzhen, reorganization of our global research and development team, and the streamlining of certain support functions. We anticipate that realignment costs-post acquisition will be lower in 2010 than in 2009, as the majority of our strategic realignment expenses was incurred in 2009.
Employee Share-Based Compensation Expenses
     We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. In 2006, we adopted an employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive non-vested shares or options to purchase ordinary shares. These non-vested shares and options generally vest over a service period of three to five years based on a graded vesting schedule and if the employees have met their performance targets based on evaluation of each individual employee. We record employee share-based compensation expenses when the performance condition becomes probable over the service period. We anticipate a new employee share-based compensation structure beginning in 2010 that will be an annual award for employee achievement in the prior year, without ongoing performance targets. The vesting period will be over three years after the initial grant.
Other Income (Expense)
     Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, consists primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any. In the third quarter of 2009, we also recorded a non-recurring settlement fee from Beckman Coulter, Inc. that resulted from its request to cancel an existing joint research and development project. The agreement to cancel resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division. Interest income represents interest income derived from cash deposits, restricted cash and restricted investments. We also record other expenses, which consist primarily of interest expense on our loan facilities.
Taxes and Incentives
     Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.
     In 2007, the applicable income tax rate for Shenzhen Mindray was 15%. In March 2007, China passed the China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises.” Shenzhen Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and Beijing Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 24, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for 2010 and beyond is subject to annual review by the relevant government authority in China. Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Shenzhen Mindray was also recently awarded “Nationwide Key Software Enterprise” status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2009 calendar year. We anticipate this status will reduce our overall 2009 income taxes by approximately $8.6 million, which we will record in the first quarter of 2010. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government authority in China. Shenzhen Mindray may not be granted this status for 2010 or in any future year.
     Beijing Mindray is entitled to an EIT exemption from 2005 to 2007, and is entitled to a 50% tax reduction from 2008 to 2010.
     Another subsidiary in the PRC, Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009, and is entitled to a 50% tax reduction from 2010 to 2012.
     Pursuant to an EIT Law effective January 1, 2008 and subsequent interpretation, all FIEs incorporated in the PRC are required to make provision for withholding tax when dividends are declared out of post January 1, 2008 earnings. The applicable tax rate for dividends is generally 10% subject to reduction by the applicable tax treaties in the PRC. Our subsidiaries in the PRC are subject to the EIT Law and are required to withhold income tax from their immediate parent holding companies when they declare dividends out of post-January 1, 2008 retained earnings.
     Due to the pending or potential expiration of preferential tax treatments and financial incentives currently available to us, our historic operating results may not be indicative of our operating results for future periods. See “Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, financial condition and results of operations.”
Results of Operations
     The following table sets forth our condensed consolidated statements of operations by amount for the indicated periods. The financial information set forth herein with respect to 2009 is preliminary and reflects the preliminary results we announced publicly on March 1, 2010. These results are unaudited and remains subject to change.

	Years Ended December 31,
			2009
	2007	2008	(unaudited)
	(In thousands, except for share and per share data)
Net revenues	$294,296	$547,527	$634,183
Cost of revenues(a)	(132,768)	(250,573)	(280,319)

Gross profit	161,528	296,954	353,864
Operating expenses:
Selling expenses(a)	(41,083)	(80,088)	(106,142)
General and administrative expenses(a)	(12,042)	(40,802)	(47,512)
Research and development expenses(a)	(28,389)	(51,945)	(58,383)
Realignment costs — post acquisition	—	—	(1,215)
Expense of in-progress research and development	—	(6,600)	—

Operating income	80,014	117,519	140,612
Other income, net	2,357	4,918	25,525
Interest income	9,726	8,361	6,574
Interest expense	(11)	(5,163)	(4,759)

Income before income taxes and non-controlling interest	92,086	125,635	167,952
Provision for income taxes	(14,043)	(16,948)	(28,764)

Net income	$78,043	$108,687	$139,188
Less: Net income attributable to non-controlling interest	—	—	—

Net income attributable to the Company	$78,043	$108,687	$139,188

Basic earnings per share	$0.73	$1.01	$1.28

Diluted earnings per share	$0.69	$0.96	$1.23

Shares used in computation of:
Basic earnings per share	106,328,347	107,366,250	108,567,305

Diluted earnings per share	112,678,984	113,364,756	113,025,775

Note (a):

	Years Ended December 31,
	2007	2008	2009
		(In thousands)	(Unaudited)
Share-based compensation charges incurred during the years related to:
Cost of revenues	$267	$423	$467
Selling expenses	2,781	2,870	3,406
General and administrative expenses	2,232	2,697	3,318
Research and development expenses	2,430	2,731	3,047
Comparison of Years Ended December 31, 2008 and December 31, 2009
Net Revenues
     The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2008 and 2009:

	2008		2009 (Unaudited)
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
		(Dollars in thousands)
Geographic Data:
China	$234,454	42.8%	$292,607	46.1%
Other Asia	56,245	10.3	41,998	6.6
Europe	95,023	17.4	75,574	11.9
North America	94,600	17.3	107,455	16.9
Latin America	46,559	8.5	56,561	8.9
Others	20,646	3.7	59,988	9.6

Total net revenues	$547,527	100.0%	$634,183	100.0%

Segment Data:
Patient monitoring and life support products	$243,890	44.5%	$278,082	43.9%
In-vitro diagnostic products	137,270	25.1	155,406	24.5
Medical imaging systems	138,973	25.4	162,470	25.6
Others	27,394	5.0	38,225	6.0

Total net segment revenues	$547,527	100.0%	$634,183	100.0%

     Our total net revenues increased by $86.7 million, or 15.8% from $547.5 million in 2008 to $634.2 million in 2009. This increase primarily reflects revenues growth in China, as well as a full year of revenues contribution from the Datascope acquisition, compared to eight months in 2008.
     On a geographic basis, net revenues generated in China increased by $58.2 million, or 24.8%, from $234.5 million in 2008 to $292.6 million in 2009. This increase primarily reflects increased revenues generated from increased private spending on healthcare in China, China’s governmental healthcare reform program, expanded product lines and improved sales strategies.
     Net revenues generated outside of China increased by $28.5 million, or 9.1% from $313.0 million in 2008 to $341.6 million in 2009. As a percentage of total net revenues, net revenues generated outside of China decreased from 57.2% in 2008 to 53.9% in 2009. This decrease primarily reflects the global economic downturn, partially offset by a full year of net revenues contribution from the Datascope operation in 2009 compared to eight months of net revenues contribution in 2008.
     Each of our business segments experienced net revenues growth in 2009. Net revenues in our patient monitoring and life support products segment increased by $34.2 million, or 14.0%, from $243.9 million in 2008 to $278.1 million in 2009. This growth resulted primarily from the Datascope acquisition, increased sales of our Beneview series patient monitoring devices, and our anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.
     Net revenues in our in-vitro diagnostic products segment increased by $18.1 million, or 13.2%, from $137.3 million in 2008 to $155.4 million in 2009. This increase primarily reflects reagent sales growth and sales growth for our BC-5300 five-part hematology analyzers and our BS-400 four hundred tests per hour chemistry analyzers.
     Net revenues in our medical imaging systems business segment increased by $23.5 million, or 16.9%, from $139.0 million in 2008 to $162.5 million in 2009. This growth resulted primarily from the introduction of our DC-3 color ultrasound and portable M-5 color ultrasound systems.

     Net revenues from others increased from $27.4 million in 2008 to $38.2 million in 2009. This growth resulted primarily from a full year of service-related income contribution from the Datascope acquisition in 2009, compared to eight months in 2008.
Cost of Revenues
     Total cost of revenues as a percentage of total net revenues decreased from 45.8% in 2008 to 44.2% in 2009. This decrease was attributable primarily to a favorable change in product mix, reduced cost of revenues for new products compared to existing products, raw materials and components cost reductions, manufacturing efficiency improvements, and moving some production and assembly from the U.S. to China. These savings were partially offset by our acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. We anticipated the negative impact from the acquisition, and have gradually improved related cost of revenues. Total cost of revenues increased from $250.6 million in 2008 to $280.3 million in 2009. These increases were primarily due to increased sales volumes.
Gross Profit and Gross Margin
     Total gross profit increased by $56.9 million, or 19.2%, from $297.0 million in 2008 to $353.9 million in 2009. Our consolidated gross margin was 54.2% in 2008 and 55.8% in 2009.
Operating Expenses
     Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expenses, as a percentage of total net revenue, increased from 32.8% in 2008 to 33.6% in 2009. The increase was primarily attributable to a full year of Datascope expenses in 2009, compared to eight months in 2008, and operating our business with localized staff internationally and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased by $33.8 million, or 18.8%, from $179.4 million in 2008 to $213.3 million in 2009.
Selling Expenses
     Our selling expenses, as a percentage of total net revenues, increased from 14.6% in 2008 to 16.7% in 2009. Our selling expenses increased by $26.1 million, or 32.5% from $80.1 million in 2008 to $106.1 million in 2009. The increases as a percentage of total net revenues from 2008 to 2009 were primarily attributable to the following:
•	a full-year effect from the Datascope acquisition, compared to eight months in 2008;

•	building our direct sales force infrastructure and localizing our indirect sales management;

•	international expansion in developed and developing countries, which tends to be more expensive;

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;

•	increase in travel, marketing and training expenses; and

•	an increase in share-based compensation expense.
General and Administrative Expenses
     Our general and administrative expenses, as a percentage of total net revenues, increased slightly from 7.3% in 2008 to 7.5% in 2009. The increase was primarily attributable to overall higher general and administrative costs in more developed countries, particularly the United States, and increased overall corporate spending to support sales operation growth.
     Our general and administrative expenses increased from $40.8 million in 2008 to $47.5 million in 2009. This increase was mainly attributable to the full year effect as compared to eight months in 2008 after our acquisition of Datascope’s patient monitoring business. Increased is mostly related to salaries and related compensation expenses. In addition, we have also incurred additional expenditure in Information Technology system and infrastructure by implementing SAP system in the acquired Datascope operations covering the US and the European regions.

Research and Development Expenses
     Our research and development expenses, as a percentage of total net revenues, were 9.5% in 2008 and 9.2% in 2009. This improvement is due primarily to more effective utilization of our engineering resources in Mahwah, New Jersey. Our research and development expenses increased by $6.4 million, or 12.4%, from $51.9 million in 2008 to $58.4 million in 2009. This increase was primarily attributable to headcount adjustments and salary increases.
Expense of In-Progress Research and Development
     In 2008, we incurred a charge of $6.6 million related to a write-off of in-progress research and development, an intangible asset identified during the Datascope acquisition. In 2009, we did not record any charge for in-progress research and development.
Other Income (Expense)
     We had other income, net, of $4.9 million in 2008 and $25.5 million in 2009. A majority of other income in 2009 was related to $14.0 million of non-recurring income from a mutual termination of a joint development and OEM chemical analyzer project with Beckman Coulter, Inc., and a government subsidy of $11.6 million in connection with our research and development and manufacturing project in Nanjing, net of other expenditures, we also had $6.6 million in interest income in 2009, mainly from investing our restricted cash as part of the collateralized assets for the bank loans.
     Our interest expense decreased from $5.2 million in 2008 to $4.8 million in 2009. This decrease was primarily attributable to decreased interest on financing obtained for the Datascope acquisition and interest on our working capital facilities as we paid down outstanding principal and a reduction in interest rates.
Provision for Income Taxes
     Provision for income taxes increased from $16.9 million in 2008 to $28.8 million in 2009. Our overall effective tax was 13.5% and 17.1% in 2008 and 2009, respectively. The increase in effective tax rate was partially due to an increase in deferred tax liabilities of total $2.3 million in relation to withholding tax on proposed dividend to be declared by our PRC subsidiary; and the amortization of goodwill that is recorded in the tax accounting but not in the statutory accounting. The increase was also partially due to the recording of valuation allowances against some of our deferred tax assets derived from operations outside China.
Net Income
     As a result of the foregoing, net income increased from $108.7 million in 2008 to $139.2 million in 2009, while net margin increased from 19.9% in 2008 to 21.9% in 2009.
Comparison of Years Ended December 31, 2007 and December 31, 2008
Net Revenues
     The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2007 and 2008:

	2007		2008
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
		(Dollars in thousands)
Geographic Data:
China	$145,493	49.4%	$234,454	42.8%
Other Asia	39,606	13.5	56,245	10.3
Europe	54,033	18.4	95,023	17.4
North America	20,018	6.8	94,600	17.3
Latin America	22,501	7.6	46,559	8.5
Others	12,645	4.3	20,646	3.7

Total net revenues	$294,296	100.0%	$547,527	100.0%

	2007		2008
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
		(Dollars in thousands)
Segment Data:
Patient monitoring and life support products	$106,553	36.2%	$243,890	44.5%
In-vitro diagnostic products	91,767	31.2	137,270	25.1
Medical imaging systems	91,522	31.1	138,973	25.4
Others	4,454	1.5	27,394	5.0

Total net segment revenues	$294,296	100.0%	$547,527	100.0%

     Our total net revenues increased 86.0% from $294.3 million in 2007 to $547.5 million in 2008. This increase resulted primarily from improved penetration in both our domestic and international markets and our introduction of new products. Increases in 2008 were also driven by the Datascope acquisition.
     On a geographic basis, net revenues generated in China increased 61.1% from $145.5 million in 2007 to $234.5 million in 2008. This increase reflects increased sales generated from our new products to existing and new customers as we added products that meet customer needs, and additional sales resulting from increased government spending on healthcare in China.
     Net revenues generated outside of China grew faster than net revenues generated in China, increasing from $148.8 million in 2007 to $313.0 million in 2008, or 110.4% growth. As a percentage of total net revenues, net revenues generated outside of China increased from 50.6% in 2007 to 57.2% in 2008. These increases reflect our improved penetration in international markets, with sales into more than 160 countries in 2008. The 2008 increases also reflect the Datascope acquisition.
     Each of our business segments experienced significant net revenues growth in 2007 and 2008. Net revenues in our patient monitoring and life support products segment increased from $106.6 million in 2007 to $243.9 million in 2008, or 128.9% growth. Growth was impacted by the Datascope acquisition and increased sales of our Beneview series patient monitoring devices and our WATO anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.
     Net revenues in our in-vitro diagnostic products segment increased from $91.8 million in 2007 to $137.3 million in 2008, or 49.6% growth. This growth resulted primarily from increased sales of our existing in-vitro diagnostic products and the introduction in 2007 of our BC-5500 hematology analyzer and our BS-200 and BS-400 chemistry analyzers.
     Net revenues in our medical imaging systems business segment increased from $91.5 million in 2007 to $139.0 million in 2008, or 51.8% growth. This growth resulted primarily from increased sales of our existing medical imaging systems and the introduction of our DC-6 ultrasound system in 2006. 2008 revenues were also boosted by the introduction of our DC-3 and portable M-5 ultrasound systems.
     Net revenues from others increased from $4.5 million in 2007 to $27.4 million in 2008. This growth resulted primarily from our acquisition of Datascope’s patient monitoring business, which generated more service-related revenues.
          Cost of Revenues
     Total cost of revenues as a percentage of total net revenues was 45.1% in 2007 and 45.8% in 2008. This stability is attributable primarily to natural price erosion being offset by savings on raw materials and components and improved manufacturing efficiencies. In 2008, cost of revenues as a percentage of total net revenues was negatively affected by the acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. Total cost of revenues increased from $132.8 million in 2007 to $250.6 million in 2008, representing 88.7% growth. This increase was primarily due to increased sales volumes.
          Patient monitoring and life support devices

          Cost of revenues as a percentage of total net revenue increased from 45.1% in 2007 to 45.8% in 2008. The increase resulted from the acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. In particular, there was a $5.3 million provision for inventory obsolescence recorded in 2008 as a result of a change in market conditions and estimates of forecasted net revenue levels.
          In-vitro diagnostic products
          Cost of revenues as a percentage of total net revenues decreased from 48.3% in 2007 to 44.5% in 2008. The decrease was mainly attributable to higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales.
          Medical imaging systems
          Cost of revenues as a percentage of total net revenues decreased from 39.5% in 2007 to 34.6% in 2008. The reduction in cost of revenues as a percentage of net revenues was primarily driven by savings on components due to an increasing percentage of in-house manufacturing of probes.
Gross Profit and Gross Margin
     Total gross profit increased from $161.5 million in 2007 to $297.0 million in 2008, or 83.8% growth. Our consolidated gross margin was 54.9% in 2007 and 54.2% in 2008.
Operating Expenses
     Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expense, as a percentage of total net revenue, increased from 27.7% in 2007 to 32.8% in 2008. The increase was primarily attributable to the overall higher costs resulting from the Datascope acquisition and operating our business with localized staff and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased from $81.5 million in 2007 to $179.4 million in 2008, representing 120.1% growth.
Selling Expenses
     Our selling expenses, as a percentage of total net revenues, increased from 14.0% in 2007 to 14.6% in 2008. Our selling expenses increased from $41.1 million in 2007 to $80.1 million in 2008. The increases as a percentage of total net revenues from 2007 to 2008 were primarily attributable to the following:
     • increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;
     • increase in travel, marketing and training expenses;
     • an increase in share-based compensation expenses;
     • our acquisition of Datascope’s patient monitoring business, which accounted for more than 30% of our selling expenses in 2008;
     • international expansion in more developed countries, which tends to be more expensive; and
     • building our direct sales force infrastructure and localizing our direct sales staff, which were largely offset by improved operating leverage in our selling structure in China as we continue to create and improve economies of scale in this area.

General and Administrative Expenses
     Our general and administrative expenses, as a percentage of total net revenues, increased from 4.1% in 2007 to 7.5% in 2008. The increase was primarily attributable to the amortization expenses of intangibles as a result of the acquisition of Datascope’s patient monitoring business, which accounted for approximately 40% of our general and administrative expenses in 2008, and overall higher general and administrative costs in more developed countries, particularly the United States. Our general and administrative expenses increased from $12.0 million in 2007 to $40.8 million in 2008. The increase was attributable primarily to an increase in salaries and depreciation expense.
Research and Development Expenses
     Our research and development expenses, as a percentage of total net revenues, were 9.6% in 2007 and 9.5% in 2008. Our research and development expenses increased from $28.4 million in 2007 to $51.9 million in 2008. Research and development headcount and salary increases accounted for 58.9% of the increase in 2007 and 57.0% of the increase in 2008 as we built capacity for our new R&D facility in Shenzhen and as a result of the Datascope acquisition, which accounted for 13.5% of our research and development expenses in 2008.
Expense of In-Progress Research and Development
     In 2008, we incurred a charge of $6.6 million related to a write-off of in-progress research and development, an intangible asset identified during the Datascope acquisition.
Other Income (Expense)
     We had other income of $2.4 million in 2007 and $4.9 million in 2008. A majority of other income in 2007 was related to government subsidies and exchange rate gain. $2.7 million of our other income in 2008 came from a non-recurring manufacturing fee as provided for in the transitional services agreement related to the Datascope acquisition.
     Our interest expense increased from $0.0 in 2007 to $5.2 million in 2008. This increase was primarily attributable to interest on financing obtained for the Datascope acquisition and interest on our working capital facilities. See “—Liquidity and Capital Resources.”
Provision for Income Taxes
     Provision for income taxes increased from $14.0 million in 2007 to $16.9 million in 2008. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our income taxes have been relatively low. Our overall effective tax rate was 15.2% in 2007 and 13.5% in 2008.
Net Income
     As a result of the foregoing, net income increased from $78.0 million in 2007 to $108.7 million in 2008, while net margin decreased from 26.5% in 2007 to 19.9% in 2008.
Critical Accounting Policies
     We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.
Allowance for Doubtful Accounts
     We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to most of our direct customers and select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was $1.1 million in 2007, $3.9 million in 2008, and $7.5 million in 2009. Additional allowances may be required as we extend additional credit to domestic distributors and qualified international direct customers and distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.
Write Down of Inventories
     We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the standard cost basis that approximates the weighted average cost method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for obsolete or slow-moving inventory. We record such adjustments to cost of revenues in the period the condition exists.
Warranty Provision
     We record a warranty provision at the time product revenues are recorded based on our historical experience and review the provision during the year and if necessary, adjusting the provision to reflect new product offerings or changes in claims, which we track by product line.
Impairment of assets
     We review our long-lived assets and finite-lived intangible assets for potential impairment in circumstances where the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. We have not experienced any events or changes that would indicate that the carrying amounts of any of our assets may not be recoverable.
Provisions for Income Taxes
     We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with ASC740, Income Tax, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 15.2% in 2007, 13.5% in 2008 and 17.1% in 2009.
Revenue Recognition
     We generate revenues from medical device sales. The medical devices that we sell include a software element that is essential to their functionality as a whole. However, since the sales arrangements do not require significant production, modification or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:
•	there is persuasive evidence of an arrangement;

•	delivery has occurred (e.g., an exchange has taken place);

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.
     All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with the right of return, price protection or cash rebates. The sales arrangements do not include any significant after-sale customer support services and do not provide customers with upgrades. Accordingly, revenues from the sale of products are typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery.
     We offer sales incentives to certain customers in the form of free products if they meet a certain level of items purchased. The costs of these sales incentives are estimated and accrued as a cost of revenues with a corresponding current liability at the time of revenue recognition based on our past experience and our customers’ purchase history, which involves significant judgment by management.
Valuation of Share-Based Compensation
     For option grants, we utilize the Black-Scholes option-pricing model to determine the fair value of the options. This approach requires us to make assumptions on variables such as share price volatility, expected terms of options and discount rates. Our share-based compensation arrangement includes a performance condition that affects vesting. We estimate the probability of the employees meeting the performance condition that affect the vesting amount. Changes in these assumptions and our estimates of the probability could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

Impact Upon Adoption of New Accounting Standards
Noncontrolling Interests
     In December 2007, the FASB issued FAS No. 160, subsequently coded ASC 810-10-65, “Consolidations (Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ”. ASC 810-10-65 requires (i) that non-controlling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. The presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We adopted ASC 810-10-65 on January 1, 2009 and there was no material impact on our financial statements. Retroactive application of ASC 810-10-65 will have an effect on the presentation of our financial statements related to December 31, 2007 and 2008.
Recent Accounting Pronouncements
     In January 2010, the Financial Accounts Standards Board FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers’ disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently assessing the impact of this statement, but believe it will not have a material impact on our financial position, results of operations, or cash flows upon adoption.
     In October 2009, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2009-13 on ASC 605, “Revenue Recognition—Multiple Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 amended guidance related to multiple-element arrangements which requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. The consensus eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances. All entities must adopt the guidance no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. We are currently evaluating the impact, if any, of ASU 2009-13 on our financial position and results of operations.
     In October 2009, the FASB issued ASU No. 2009-14 on ASC 985, “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14). ASU 2009-14 amended guidance that is expected to significantly affect how entities account for revenue arrangements that contain both hardware and software elements. As a result, many tangible products that rely on software will be accounted for under the revised multiple-element arrangements revenue recognition guidance, rather than the software revenue recognition guidance. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-element arrangements guidance noted above. We are currently evaluating the impact, if any, of ASU 2009-14 on our financial position and results of operations.
     In June 2009, the FASB issued Statement No. 167, subsequently coded ASC 810, “Amendments to FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities”. ASC 810 expands the scope of Interpretation No. 46(R) to include entities which had been considered qualifying special purpose entities prior to elimination of the concept by ASC 860. ASC 810 requires entities to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. ASC 810 changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity.
     ASC 810 requires enhanced disclosures that will provide investors with more transparent information about an enterprise’s involvement with a variable interest entity. ASC 810 is effective for each entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that annual period. This statement will have no impact on our financial reporting under our current business plan.

     In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009. We have early adopted the Codification and applied it prospectively throughout our consolidated financial statements. The adoption of ACS 105 does not have a significant effect on our results or financial position.
Liquidity and Capital Resources
Overview
          We anticipate that we will continue to generate operating cash flow sufficient to meet our cash needs and operations and make payments on existing liabilities. We also believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated operational circumstances, and do not anticipate that we will need to utilize non-operational cash sources such as additional debt or equity financing to meet our current operational cash needs.

	Year Ended December 31,
			2009
	2007	2008	(Unaudited)
	(In thousands)
Cash and cash equivalents	$189,045	$96,370	$204,228
Net cash generated from operating activities	93,401	92,916	172,250
Operating Activities
     Net cash generated from operating activities was $93.4 million in 2007, $92.9 million in 2008 and $172.3 million in 2009. This increase in 2009 as compared to 2008 was mainly attributable to:
          • a substantial increase in net income of $30.5 million from $108.7 million to $139.2 million;
          • a net positive change in working capital as a result of additional cash received in connection with a VAT refund and a $14 million one-time payment from Beckman Coulter resulting from the termination of the joint-development project; and
          • an increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization, provision of doubtful debt, and inventory write-off.

     Our inventory turnover days were 55, 60 and 74 days in 2007, 2008 and 2009, respectively. The increase represents an overall increase in inventory carrying value resulting from our expanded product portfolio. In addition, inventory levels maintained by Datascope’s patient monitoring business are generally higher than our historical business.
     Our accounts receivable turnover days were 26, 40 and 53 days in 2007, 2008 and 2009, respectively. This increase was primarily due to the growth of our international business. Our international customers generally have longer credit terms than our China-based customers.
     Our average accounts payable turnover days were 59, 46 and 43 days in, 2007, 2008, and 2009, respectively.
     Our inventory, accounts receivable and accounts payable turnover days in 2009 were calculated based on the average of the beginning and ending balances of the fourth quarter. This method is different from the method used in 2008 and 2007, which is based on the average of the beginning of the year and the end of the year balances. We adopted a new method in 2009 to help minimize the skewing effects of the Datascope acquisition.
Capital Expenditures
     Our capital expenditures totaled $47.9 million, $71.1 million, and $56.4 million in 2007, 2008 and 2009, respectively. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. In 2010, we anticipate spending between $50.0 million and $60.0 million on capital expenditures for normal maintenance and completion of our research and development center adjacent to our headquarters in Shenzhen.
Off-Balance Sheet Commitments and Arrangements
     We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Tabular Disclosure of Contractual Obligations
A summary of our contractual obligations at December 31, 2009 is as follows:

	Contractual Obligations
				More
	Less Than			Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands)
Capital commitments	21,127	—	—	—	21,127
Operating leases(1)	6,780	10,090	7,622	8,276	32,768
Short-term bank loans	103,128	66,000	—	—	169,128

Total	131,035	76,090	7,622	8,276	223,023

(1)	Operating leases are for office premises and our assembly and manufacturing facility.
Bank Loan
     In connection with the Datascope acquisition, we also entered into a loan agreement with Bank of China for approximately $141.4 million, payable in three installments in May, August and November 2009, respectively. In April 2009, we repaid $31.1 million to Bank of China, and in June 2009, the term loan facility was subsequently modified. As of December 31, 2009, the outstanding balance of the loan was $110.0 million. The interest rate is LIBOR plus 1.3%. The loan will be repaid in two installments, $44.0 million in June 2010 and $66.0 million in June 2011. We are able to make these payments out of restricted cash funds, funds deposited as collateral for the loan, and cash reserves. Paying through a dividend of these funds out of China would reduce the amount payable on the loan as well as the corresponding collateral held on deposit as restricted cash, but some of the funds paid as dividends may be subject to a 5% dividend withholding tax in China. Alternatively, our board of directors and management will consider our other financing options for making this payment, including but not limited to refinancing the debt and using then-existing cash and cash equivalents.

BUSINESS
Overview
     We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprising patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We provide after-sales services to distributors and hospitals in China through 30 local offices based in provincial capital cities. We also provide after-sales services to hospitals in the U.S., the United Kingdom and France where we have direct sales.
     We sell our products through different distribution channels in different geographies. In China, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,200 sales and sales support personnel as of December 31, 2009. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. Outside of China, we sell our products through more than 1,500 third-party distributors and through our sales force of approximately 150 based in the U.S., the United Kingdom, and France, as of December 31, 2009.
     We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our research and development and manufacturing operations, which are based primarily in China, provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials, and facilities.
     We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2007, 2008, and 2009. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2009, we had more than 1,400 engineers in multiple research and development centers in both China and the U.S. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.
     We commenced operations in 1991 through our predecessor entity. We were incorporated as Mindray International Holdings Limited in the Cayman Islands on June 10, 2005, an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. In March 2006, we changed our name to Mindray Medical International Limited.
     Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 2658-2888. Our website address is http://www.mindray.com.
Products
     We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

     Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 160 countries, and international sales accounted for 53.9% of our net revenues in 2009.
     We typically obtain a CE mark and FDA 510(k) clearance for the products we intend to market internationally. A CE mark certifies full compliance with the Medical Device Directives of the European Union and enables us to market the products in any member state of the European Union. We declare the CE mark ourselves for our in-vitro diagnostic products pursuant to the relevant regulation of European Union, and the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. FDA 510(k) clearance from the U.S. Food and Drug Administration, or FDA, is required to market any of the medical devices in our current product portfolio in the United States.
     The chart below provides selected summary information about the products that we introduced in 2009:

Business Segment	Products	Description
Patient Monitoring and Life support products	WATO EX20/30	A basic version of anesthesia machine
	Hylite 6700/6500 and Hybase 6100	First generation of surgical light and surgical bed
	Hypart 3000/6000/8000	Surgical suite equipment to be used along with our surgical light, surgical bed, patient monitors and anesthesia machines

	Beneheart D6	Defibrilator

	Netguard	Clinical Alert System

Medical Imaging Systems	DC-7	Higher end cart-based color ultrasound system
	DP-6900	Portable B/W ultrasound system
	DigiEye 760	Digital radiography system

In-Vitro Diagnostic Products	BC5800	More advanced 5-part hematology analyzer

Patient Monitoring and Life Support Products
     Patient monitoring devices. Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We currently offer patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, mobile and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in mobile models. We also offer a line of veterinary monitoring devices.
     Life support products. We are also actively expanding the range of our life support products. We currently offer anesthesia machines and a defibrillator, which we introduced in 2009. We also introduced surgical beds and surgical lights in 2009.
     Sales of our patient monitoring and life support products accounted for 36.2%, 44.5%, and 43.9% of our total net revenues in 2007, 2008, and 2009, respectively.
In-vitro Diagnostic Products
     Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in two primary product categories: hematology analyzers and biochemistry analyzers.
     Hematology analyzers. Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illnesses caused by viruses from those caused by bacteria. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents.
     Biochemistry analyzers. Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may be used as therapeutic drug monitors or to check for drug abuse. Our leading biochemistry analyzer, the BS-200 automated analyzer, can hold up to 40 samples at a time with up to 40 reagents, allowing for up to 200 tests per hour.
     We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 70 reagents for hematology analyzers and 45 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 12.6%, 15.3%, and 19.9% of our in-vitro diagnostic products segment revenues in 2007, 2008, and 2009, respectively.

     Sales of our in-vitro diagnostic products, including sales of reagents, accounted for 31.2%, 25.1%, and 24.5% of our total net revenues in 2007, 2008 and 2009, respectively.
Medical Imaging Systems
     Our medical imaging systems segment includes both ultrasound systems and digital radiography systems. Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell black and white and color portable and mobile ultrasound systems, and offer a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base.
     Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten X-ray exposure time compared to traditional film-based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. In 2008, we introduced our first digital radiography system, the DigiEye560T. In 2009, we introduced an additional digital radiography system, the DigiEye760.
     Our medical imaging systems segment accounted for 31.1%, 25.4%, and 25.6% of our total net revenues in 2007, 2008, and 2009, respectively.
Distribution, Direct Sales
Third Party Distributor Network in China
     As of December 31, 2009, our nationwide distribution and sales network in China consisted of more than 2,400 distributors and 1,200 sales and sales support personnel located in 30 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 2% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay between 30% and 100% of the purchase price for products.
Tender Sales in China
     We make tender sales in China through government-run tender sale processes. When we make tender sales to central or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. China-based tender sales and after-sales services provided to government agency customers accounted for 24.8%, 15.3%, and 17.4% of our net domestic revenues, in 2007, 2008, and 2009, respectively.

Our International Third Party Distribution Network
     As of December 31, 2009, our international distribution and sales network consisted of more than 1,500 distributors covering more than 160 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.
     Our international distributors typically pay the entire purchase price or provide a letter of credit for the products they order. We also extend credit to selected distributors in the United States and Europe. As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance. To those distributors who meet their sales targets and pay their receivables, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.
International Direct Sales
     We have direct sales channels in the U.S., United Kingdom and France. As of December 31, 2009, we employed a sales team in these regions of approximately 150 sales agents, who have relationships with hospitals, medical clinics and doctors throughout their sales regions. Typical credit terms to direct sales customers are 90 to 100 days, which we believe range below the industry average.
Marketing
     We focus our marketing efforts on establishing business relationships and growing our brand recognition, which primarily involve attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2009, we attended or sponsored more than 800 medical exhibitions and seminars. We also conduct on-site demonstrations of our products at hospitals on a regular basis, and we often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.
Customers
     We have three categories of customers: (i) distributors, (ii) original design manufacturers, or ODM customers, and original equipment manufacturers, or OEM customers, and (iii) hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a geographic and a revenues basis. Our largest customer in each of the past three years was an ODM customer that accounted for 1.7%, 0.9%, and 0.7% of our net revenues in 2007, 2008, and 2009, respectively. Our ten largest customers based on net revenues collectively accounted for 10.0%, 6.4%, and 5.5% of our net revenues in 2007, 2008, and 2009, respectively.
     Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2009, we had more than 2,400 distributors in China and more than 1,500 additional distributors internationally.
     ODM and OEM customers. We manufacture products for ODM customers based on our own designs and employing our own intellectual property, while we manufacture products for OEM customers based on their product designs. Although ODM and OEM products’ gross margins tend to be lower than those of our own branded products, ODM and OEM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers also pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. ODM and OEM clients accounted for 5.9%, 1.1%, and 0.9% of our net revenues in 2007, 2008, and 2009, respectively.
     Hospital and government agency customers. In China, our hospital and government agency customers primarily include hospitals, as well as central and provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent, and we count them as government tender sales. In some cases, these customers do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with them, in which case we count these sales as direct sales.

     Internationally, our direct sales force in the U.S., United Kingdom and France sells primarily to hospitals with 300 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.
Customer Support and Service
China
     We believe that we have the largest customer support and service team for medical devices in China, with more than 250 employees located in our headquarters in Shenzhen and our 30 offices in China as of December 31, 2009. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.
•	End-User Support and Service. In 2009, we conducted more than 100 training sessions in hospitals throughout China and almost 200 training sessions at our headquarters in Shenzhen and our offices in China. We also maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.
     We also provide our distributors with technical support, including training in the basic technologies of the products they sell, participating in presentations to potential customers, and assisting in preparing bidding documents for large volume purchase contracts awarded through competitive bidding and tenders. By working closely with our domestic distributors, our customer support and service employees are able to provide us valuable insights into the operations of each local distributor, which help us ensure that each distributor is able to operate effectively for us.
International
     In several of the countries where we have direct sales, particularly the U.S., United Kingdom and France, we also provide substantial after-sales services. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.
     In our other international markets, we rely on our distributors to provide after-sales services. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support visits to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.
     We also maintain international sales and service offices. As our international markets mature, we will consider adding additional offices to assist with sales and support.

Manufacturing and Assembly
     We currently have two principal manufacturing facilities in China and a final assembly and testing facility in Mahwah, New Jersey for some of our products.
     Both of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our older China-based facility, which is approximately 280,000 square feet in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our new China-based facility, which is approximately 820,000 square feet in size.
     As part of our overall strategy to lower production costs through our vertically integrated operating model, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:
•	Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The cost of the new or improved product can be reduced as a result of the lower costs already in place from volume purchases. As more products utilize common resources, the resulting increased purchases of common resources further reduce costs, with benefits across a range of products.

•	Increase use of in-house manufactured components. To better optimize the benefit of our use of common resources across business segments and increasing sales levels, we produce the majority of the components that go into our products. As we continue to refine our use of common resources and grow our revenues, we anticipate creating additional economies of scale, allowing us to move additional component production in-house, thereby lowering our production costs.

•	Increase use of common manufacturing and assembly practices within and across business segments. We continually seek to identify common manufacturing and assembly practices both within and across business segments. By identifying common manufacturing and assembly practices for new products, we seek to reduce capital outlays for new manufacturing equipment. This also allows us to spread our manufacturing team across fewer manufacturing and assembly stations, creating a streamlined manufacturing and assembly workflow. We believe this increases employee efficiency, with employees required to learn to manufacture or assemble fewer components, and reduces our training costs.
     We believe that by increasingly using common resources, manufacturing components in-house and using common manufacturing and assembly practices, we will be able to maintain or improve our competitive cost structure.
     Our manufacturing strategy also incorporates strategic outsourcing. In particular, we outsource components that we believe can more efficiently and cost-effectively be produced by third party providers. Major outsourced components include integrated circuits, electronic components, raw materials and chemicals for reagents, and valves. Other components outsourced in the manufacturing process include various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers.
     Consistent to our overall strategy of maintaining a China-based manufacturing infrastructure and leveraging our vertically integrated operating model, we have taken steps to transfer traditionally outsourced manufacturing contracts by our acquired U.S. operations to our in-house manufacturing infrastructure in China. The ongoing process to transfer our manufacturing from outsourcing to in-house production in China is part of our effort to realize cost synergies in relation to our acquisition of Datascope’s patient monitoring device business.
     We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchases in 2008 or 2009. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

     We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification and ISO 13485 certification issued by both TUV and Beijing Hua Guang. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses and CE marks. We inspect components prior to assembly, and inspect and test our products both during and after their manufacture and assembly.
     Each of our products is typically sold with a 12 to 24-month warranty against technical defects. If necessary, we will exchange a defective product. However, we do not accept any returns for a refund of the purchase price. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.
Intellectual Property
     We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and pending patent applications in China, the U.S. and Europe. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.
     We have not filed for patent protection in Asian countries other than China based on our assessment of risks of third party infringement of our intellectual property in those markets and the costs of obtaining patent protection there. In general, while we seek patent protection for our proprietary technologies in major markets such as China, the U.S. and Europe, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. We will continue to evaluate our patent filing decisions based on cost/benefit analyses. See “Risk Factors — Risks Relating to Our Business and Industry — Unauthorized use of our brand name by third parties, and the expenses in developing and preserving the value of our brand name, may adversely affect our business.”
     Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.
     We perform intellectual property due diligence studies on trademarks and patents, using both in-house and third-party intellectual property resources. Our intellectual property department and program are led by an experienced, licensed in-house U.S. patent attorney. However, due to the complex nature of medical equipment technology patents and the uncertainty in construing the scope of these patents, as well as the limitations inherent in freedom-to-operate searches, the risk of infringing on third party intellectual properties cannot be eliminated. See “Risk Factors — Risks Relating to Our Business and Industry — We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.”
     We enter into agreements with all our employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to protect our intellectual property rights, it could harm our business and competitive position.”

     We have no material license arrangements with any third party. We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves.
     We believe that we have successfully established our brand in China. We have registered trademarks in China and in the U.S. and in other countries for the “Mindray” name and associated marks used on our own-brand products and we have trademark license rights for the use of the Datascope trademarks used in our patient monitoring devices through the year 2015. We have also filed for trademark protection for the “Mindray” name and associated marks in additional North American, European and Asian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case in 2005, where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark.” Based on part on this finding, and also on evidence of the widespread awareness of our products in China, we are also applying to the relevant governmental administrative authority to have our Mindray name designated a “well-known mark.” Since such marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.
Competition
     The medical equipment and healthcare industries are characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all product lines and product tiers, we face direct competition both domestically in China and internationally. We compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability and compatibility.
     For domestic sales, our competitors include publicly traded and privately held multinational companies and domestic Chinese companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small- and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for our sales to large-sized hospitals.
     In international markets, our competitors include publicly traded and privately held multinational companies. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at substantially lower prices. We also face competition in international sales from companies that have local operations in the markets in which we sell our products. We believe that we can compete successfully with these companies by offering products of substantially better quality at comparable prices.
     Set forth below is a summary of our primary competitors by business segment. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to manufacture more advanced products.
     Patient Monitoring and Life support products. For domestic sales of patient monitoring and life support products, our primary competitors are Draeger Medical, GE Healthcare, Biolight, Koninklijke Philips Electronics, Spacelabs and Nihon Kohden. For international sales of patient monitoring devices, our primary competitors are GE Healthcare, Koninklijke Philips Electronics, Siemens Medical and Nihon Kohden.
     In-Vitro Diagnostic Products. For domestic sales of hematology analyzers, our primary competitors are Abbott Laboratories, Beckman Coulter, ABX, Urit Medical, Baxter, Tecom Science Corporation Nihon Kohden, and Sysmex Corporation. For international sales of hematology analyzers, our primary competitors are Beckman Coulter, Abbott Laboratories and Sysmex Corporation.
     For domestic sales of biochemistry analyzers, our primary competitors are Biotecnica Instruments, Beckman Coulter, Hitachi, Sysmex Corporation, Abbott and Roche Diagnostics. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter and Roche Diagnostics.

     Medical Imaging Systems. For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Siemens Medical, Philips Electronics, Aloka, Toshiba, Hitachi, Esaote Group and Medison. For international sales of medical imaging systems, our primary competitors are Siemens Medical, GE Healthcare, Koninklijke Philips Electronics, Esaote and Toshiba Medical Systems.
     These and other of our existing and potential competitors may have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. See “Risk Factors — Risks Relating to Our Business and Industry — Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.”
     We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See “Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a substantial portion of our revenues and a significant portion of our revenue growth. Failure to maintain relationships with our distributors would materially and adversely affect our business.”
Employees
     We had approximately 3,700, 5,500 and 5,800 employees worldwide as of December 31, 2007, 2008, and 2009, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2009:

As of
December 31,
2009
Manufacturing	2,030
Research and development	1,330
General and administration	314
Marketing and sales (including customer support and service)	1,594
Mindray Medical USA Corp. (Seattle)	12
Mindray, Nanjing, China	125
Mindray DS USA	358

Total	5,763
     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2007, 2008, and 2009 were $2.0 million, $5.7 million, and $7.0 million, respectively. We did not pay housing funds for our Shenzhen Mindray employees or Nanjing Mindray employees.
     Generally, we enter into a three-year standard employment contract with our officers and managers and a three-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.
Executive Officer and Director Compensation
     In 2009, we paid aggregate cash compensation of approximately $1.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Legal Proceedings
We are currently not a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.